UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09040039

SEC Mail Processing Section
MAR 25 2009
Washington, DC
105

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A3 3/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ambac Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One State Street Plaza
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Watcharee Thitibordin — 212-208-3406
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/30

OATH OR AFFIRMATION

I, Watcharee Thitibordin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ambac Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jean Kim
Commission Expires December 27, 2012
Registration No. 02KI6120624
State of New York
County of New York

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Ambac Securities, Inc.
(A Wholly Owned Subsidiary of
Ambac Capital Holdings, Inc.)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors and Shareholder
Ambac Securities, Inc.:

We have audited the accompanying statement of financial condition of Ambac Securities, Inc. (the Company) (a wholly owned subsidiary of Ambac Capital Holdings, Inc.) as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ambac Securities, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the statement of financial condition, the Company's principal business is the placement of guarantee insurance contracts written by an affiliate. During the first quarter 2008, the affiliate placed its existing guarantee investment portfolio in run-off and the affiliate intends to only enter into new guarantee investment contracts to manage the inherent risk in its existing investment agreement portfolio. As a result the Company did not generate measurable placement agency fees in 2008 and the discontinuation of business by the affiliate will negatively impact the Company's future business operations and financial results.

KPMG LLP

March 19, 2009

AMBAC SECURITIES, INC.
(A Wholly Owned Subsidiary of
Ambac Capital Holdings, Inc.)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	689,590
Intercompany taxes receivable		241,211
Deferred tax asset		2,064
Prepaid expenses and other assets		37,774
Total assets	$	970,639

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	14,555
Total liabilities		14,555
Stockholder's equity:		
Common stock, par value $0.01 per share, 10,000 shares authorized and outstanding		100
Additional paid-in capital		2,051,905
Accumulated deficit		(1,095,921)
Total stockholder's equity		956,084
Total liabilities and stockholder's equity	$	970,639

See accompanying notes to financial statements.

AMBAC SECURITIES, INC.
(a Wholly Owned Subsidiary of
Ambac Capital Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2008

(1) Background

Ambac Securities, Inc. (the Company) is registered as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). Prior to November 12, 2008, the Company was a wholly owned subsidiary of Ambac Capital Corporation (ACC) and an indirect subsidiary of Ambac Financial Group, Inc (AFG). On November 12, 2008, due to an internal reorganization at AFG, ACC transferred its ownership interest of the Company to Ambac Capital Holdings, Inc. (ACHI), which is also a wholly owned subsidiary of AFG.

Ambac Securities, Inc.'s principal business is the placement of guaranteed investment contracts written by Ambac Capital Funding, Inc. (ACFI), an affiliate. In connection with AFG's refocused business strategy, ACFI's existing investment agreement portfolio is in runoff, which may result in transaction terminations, settlements, restructuring, assignments of and scheduled amortization of contracts. In the course of managing the inherent risks of the investment agreement portfolio during runoff, ACFI may enter into new guaranteed investment contract transactions for hedging purposes to the extent it is able to do so. As a result of these circumstances the Company generated only limited placement agency fees in 2008. Future placement agency fees are currently dependent on new guaranteed investment contracts written by ACFI and as such it is uncertain whether the Company will have any placement agency fees in the future. Other alternative business uses for the Company are being considered by AFG.

AFG has agreed to support the Company's capital needs if the Company is unable to generate cash flows to cover operating expenses. The long-term senior unsecured debt of AFG is rated BBB with a negative outlook by Standard & Poor's Ratings Service, a division of the McGraw-Hill Companies, Inc. and Ba1 on review for possible downgrade by Moody's Investors Services, Inc.

(2) Summary of Significant Accounting Policies

(a) Principles of Presentation

The accompanying statement of financial condition has been prepared on the basis of U.S. generally accepted accounting principles (GAAP). The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

For purposes of the statements of financial condition, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

(3) Income Taxes

Pursuant to a tax sharing agreement with AFG, amounts assessed/reimbursed are based upon separate return calculations made as if the Company had filed its own income tax returns on a stand-alone basis. The tax receivable of $241,211 comprises federal and state taxes receivable of $ 62,575 and $178,636, respectively. These amounts are due from AFG as the Company is included in the consolidated federal tax return and combined New York State tax return.

The deferred tax asset of $2,064 is the result of a temporary difference for stock option expenses. The Company believes that no valuation allowance is necessary. It is more likely than not that the Company will be able to realize the deferred tax asset.

(4) Related Party Transactions

In the ordinary course of business, the Company participates in a variety of administrative transactions with its affiliates. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis. As of December 31, 2008, there were no amounts due from affiliates arising from these transactions.

(5) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Value of Financial Instruments* (SFAS 107), requires entities to disclose information about the estimated fair values of their financial instruments. At December 31, 2008, the fair values of the Company's financial instruments were not materially different from their respective carrying values.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as adjusted, of $661,243, which was $561,243 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Ambac Securities, Inc.:

In planning and performing our audit of the statement of financial condition of Ambac Securities, Inc. (the Company) (a wholly owned subsidiary of Ambac Capital Holdings, Inc.), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the statement of financial condition in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's statement of financial condition that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the statement of financial condition will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

The report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York

March 19, 2009